GERRISH MCCREARY SMITH, PC

Attorneys

700 Colonial Road, Suite 200
Memphis, Tennessee 38117
P.O. Box 242120
Memphis, Tennessee 38124-2120
Telephone: (901) 767-0900
Facsimile: (901) 684-2339

Philip K. Smith
email:psmith@gerrish.com

SEC Mail Mail Processing Section JUN 0 2 2008 Washington, DC 106

May 30, 2008

VIA FEDEX

Mr. Damon Colbert
Office of Small Business
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Amendment No. 1 to Amendment No. 11 to Form 1-A of First National Corporation of Wynne
File No. 024-10149

Dear Mr. Colbert:

Enclosed please find an original and six copies of Amendment No. 1 to Amendment No. 11 to the Form 1-A filed pursuant to First National Corporation of Wynne's Dividend Reinvestment Plan.

The purpose of this Amendment is to update the Corporation's signature page. The original signature page omitted the Chief Financial Officer's signature. This Amendment contains the signature of Diane Henderson, the Corporation's Treasurer. Dianne's signature is titled as Treasurer because the Corporation labels their Chief Financial Officer as Treasurer. Also, a majority of the Corporation's Board of Directors have signed the amended form as is required by 17 C.F.R. §230.252(d).

Nashville Office: 5214 Maryland Way, Suite 406 • Brentwood, Tennessee 37027
Telephone: (615) 251-0900   •   Facsimile: (615) 251-0975

As you discussed with Greyson Tuck, an associate in our firm, the expedited qualification of this form would be greatly appreciated. Thank you for your assistance with this matter. Please feel free to contact me at the Memphis office of this firm if you have any questions, comments or require further information.

Sincerely,

GERRISH McCREARY SMITH, PC

Philip K. Smith

Philip K. Smith

\dem
Enclosures

c: Harold W. Hardwick (with enclosures)
Jeffrey C. Gerrish, Esq. (without enclosures)